UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-14423

PLEXUS CORP.
(Exact name of registrant as specified in its charter)

One Plexus Way
Neenah, Wisconsin 54957
(920) 969-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights
(which expired on December 12, 2017)
(Title of each class of securities covered by this Form)

Common Stock, $.01 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Plexus Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PLEXUS CORP.

Date:	January 24, 2018	By:	/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi Senior Vice President, Chief Administrative Officer, General Counsel and Secretary